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                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D
       Under the Securities Exchange Act of 1934 (Amendment No.      )*

                            Veeco Instruments Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  922417-100
                                (CUSIP Number)

                               Edward H. Braun
                          c/o Veeco Instruments Inc.
                                Terminal Drive
                          Plainview, New York 11803
                                (516) 349-8300
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  Copies to:

                             Rory A. Greiss, Esq.
                 Kaye, Scholer, Fierman, Hays & Handler, LLP
                               425 Park Avenue
                          New York, New York 10022
                               (212) 836-8000

                                July 25, 1997
                        (Date of Event which Requires
                          Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                                      Page 1 of 11 pages
                                                      Exhibit Index on page 11


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           Page 2 of 11 pages


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                                 SCHEDULE 13D

CUSIP No. 922417-100                                      Page 3 of 11 Pages

    1             NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  James C. Wyant

    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                          (a) /  /
                                                                                                               (b) /  /
    3             SEC USE ONLY

    4             SOURCE OF FUNDS (See Instructions)
                  PF

    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          /   /

    6             CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

 NUMBER OF    7   SOLE VOTING POWER
  SHARES          -0-
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY        2,100,127 shares of Common Stock
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING       -0-
   PERSON    10   SHARED DISPOSITIVE POWER
    WITH          2,100,127 shares of Common Stock

   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,100,127 shares of Common Stock

   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)         /   /

   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 23.8% (based on 8,837,634 shares reported outstanding on July 25, 1997)

   14             TYPE OF REPORTING PERSON (See Instructions)
                  IN

                                 SCHEDULE 13D

CUSIP No. 922417-100                                      Page 4 of 11 Pages

    1             NAMES OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Louise Wyant

    2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                          (a) /  /
                                                                                                               (b) /  /
    3             SEC USE ONLY

    4             SOURCE OF FUNDS (See Instructions)
                  PF

    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)          /   /

    6             CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA

 NUMBER OF    7   SOLE VOTING POWER
  SHARES          -0-
BENEFICIALLY  8   SHARED VOTING POWER
  OWNED BY        2,100,127 shares of Common Stock
    EACH      9   SOLE DISPOSITIVE POWER
  REPORTING       -0-
   PERSON    10   SHARED DISPOSITIVE POWER
    WITH          2,100,127 shares of Common Stock

   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,100,127 shares of Common Stock

   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)         /   /

   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Approximately 23.8% (based on 8,837,634 shares reported outstanding on July 25, 1997)

   14             TYPE OF REPORTING PERSON (See Instructions)
                  IN

ITEM 1.  SECURITY AND ISSUER

    The securities to which this Statement on Schedule 13D relates are the shares of common stock, $.01 par value per share (the "Common Stock"), of Veeco Instruments Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is Terminal Drive, Plainview, NY 11803.

ITEM 2.  IDENTITY AND BACKGROUND

    This Statement on Schedule 13D is being filed by James C. Wyant and Louise Wyant (collectively, the "Reporting Persons"), jointly, pursuant to the provisions of Rule 13(d)-1(f)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. (See
Exhibit 1 for their Joint Filing Agreement.)

JAMES C. WYANT

    Mr. Wyant's business address is c/o Wyko Corporation, 2650 East Elvira Road, Tucson, AZ 85706. He is a director of the Issuer. Mr. Wyant has not, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wyant is a citizen of the United States.

LOUISE WYANT

    Ms. Wyant's residence is at 1881 King Street, Tucson, AZ 85749. Ms. Wyant has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or

                                                           Page 5 of 11 pages

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administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The Reporting Persons acquired their shares of Common Stock pursuant to an Agreement and Plan of Merger, dated as of April 28, 1997 (the "Merger Agreement"), among the Issuer, Veeco Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer, Wyko Corporation, an Arizona corporation ("Wyko"), the shareholders of Wyko, and the holders of options to purchase shares of Wyko. The Reporting Persons held 206,250 shares of Class A Common Stock of Wyko, which were converted, pursuant to the terms of the Merger Agreement, into the right to receive 2,100,127 shares of Common Stock of the Issuer. Pursuant to the terms of the Merger Agreement, Wyko became a wholly-owned subsidiary of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

    The Reporting Persons acquired their shares of Common Stock for investment purposes only. No Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other

                                                           Page 6 of 11 pages


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material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) Each of the Reporting Persons may be deemed to beneficially own in the aggregate 2,100,127 shares of Common Stock, representing approximately 23.8% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of July 25, 1997).

    (b) James C. Wyant became a director of the Issuer on July 25, 1997. He may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,100,127 shares of Common Stock.

    Louise Wyant may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,100,127 shares of Common Stock.

    (c) During the past sixty (60) days, the Reporting Persons have received 2,100,127 shares of Common Stock in exchange for 206,250 shares of Class A Common Stock of Wyko pursuant to the terms of the Merger Agreement.


    Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                                                           Page 7 of 11 pages


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    (d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,100,127 shares of Common Stock.

    (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE COMMON STOCK OF THE ISSUER

    1. AFFILIATES AGREEMENTS. As of May 5, 1997, each of the Reporting Persons entered into an Affiliates Agreement (collectively, the "Affiliates Agreements") with the Issuer pursuant to the terms of the Merger Agreement. Pursuant to the Affiliates Agreements, the Reporting Persons have agreed not to sell, exchange, transfer, pledge, dispose of or otherwise reduce their risk relative to the shares of Common Stock or any part thereof until such time after the effective date of the merger as financial results covering at least 30 days of the combined operations of the Issuer and Wyko after such effective date have been, within the meaning of Accounting Series Release No. 130 ("Release No. 130"), as amended, of the Securities and Exchange Commission (the "SEC"), filed by the Issuer with the SEC or published by the Issuer in a public filing or issuance that includes combined sales and income of the Issuer and Wyko. The Reporting Persons have further agreed that they have no present plan or intent to engage in a sale, exchange, transfer, pledge, disposition or any other transaction that results in a reduction in the risk of ownership with respect to more than 50% of the 2,100,127 shares of Common Stock. The Affiliates Agreements contain certain other terms with respect to maintaining compliance with Release No. 130 and with the federal securities laws. (See Exhibits 2 and 3.)

    2. REGISTRATION RIGHTS AGREEMENT. As of July 25, 1997, the Reporting Persons and John Hayes, a former stockholder of Wyko, entered into a Registration
Rights Agreement (the "Registration Rights Agreement") with the Issuer for the provision of certain registration rights for the shares of Common

                                                           Page 8 of 11 pages


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Stock received by them pursuant to the Merger Agreement. Pursuant to the terms of the Registration Rights Agreement, under certain circumstances the Reporting Persons may cause the Issuer to register their shares of Common Stock with the SEC for public sale thereof. The Reporting Persons also received "piggyback" registration rights and shelf registration rights pursuant to the Registration Rights Agreement. (See Exhibit 4.)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


         1. Joint Filing Agreement, dated as of August 4, 1997, between James C. Wyant and Louise Wyant.

         2. Affiliates Agreement, dated as of May 5, 1997, between James C. Wyant and the Issuer.

         3. Affiliates Agreement, dated as of May 5, 1997, between Louise Wyant and the Issuer.

         4. Registration Rights Agreement, dated as of July 25, 1997, among James C. Wyant, Louise Wyant, John Hayes and the Issuer.

                                                            Page 9 of 11 pages


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                                   SIGNATURE

    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of August 4, 1997

                                       /s/ James C. Wyant
                                       ------------------------------
                                       James C. Wyant

                                       /s/ Louise Wyant
                                       ------------------------------
                                       Louise Wyant


                                                           Page 10 of 11 pages


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                              INDEX TO EXHIBITS

EXHIBIT
-------

   1. Joint Filing Agreement, dated as of August 4, 1997, between James C. Wyant and Louise Wyant.

   2.     Affiliates Agreement, dated as of May 5, 1997, between
          James C. Wyant and the Issuer.

   3.     Affiliates Agreement, dated as of May 5, 1997, between
          Louise Wyant and the Issuer.

   4. Registration Rights Agreement, dated as of July 25, 1997, among James C. Wyant, Louise Wyant, John Hayes and the Issuer.


                                                           Page 11 of 11 pages